Mail Stop 4561

September 6, 2007

T. Michael Ansley
21751 W. Eleven Mile Road
Suite 208
Southfield, MI 48076

Re: Diversified Restaurants Inc
Form SB-2
Filed August 10, 2007
File No. 333-145316

Dear Mr. Ansley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Management Discussion and Analysis of Financial Conditions and Results of Operations, page 12

1. Explain to us how you considered Rule 303(b) of Regulation S-B as it requires discussion of liquidity explaining current cash flow position, material future obligations and commitments for expenditures and expected sources of funds for such expenditures, as well as off-balance sheet arrangements.

2. We noted that your current business consists of providing management and marketing services to the Existing Restaurants and you have an option to purchase those restaurants. Please explain how you considered providing a discussion of

how the future operations of your current business might be affected if you exercise this option. Refer to Rule 303(b) of Regulation S-B.

3. Tell us how you complied with the disclosure requirements of SAB Topic 11M as it requires disclosure of the impact that recently issued accounting standards will have on the financial statements of the registrant when adopted in a future period.

Capitalization; Dilution, page 15

4. Given that this is a minimum/maximum offering conducted by your executive officers, please tell us your basis for presenting capitalization and dilution tables assuming only the sale of the maximum number of shares rather than presenting both the minimum and maximum.

Restaurants under Development, page 19

5. We note that the company is currently building two Buffalo Wild Wings restaurants in Florida and plans to begin construction this fall on two additional Buffalo Wild Wings restaurants in Michigan. Please tell us the sources of the funds being used for those expenditures. In addition tell us how such funds and the construction of these restaurants are being accounted for in the company's financial statements.

Consolidated Financial Statements (unaudited) for the period ended April 30, 2007 and 2006

General

6. Please continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

7. Please include a note to the interim financial statements to state that in the opinion of management the data reflects all adjustments necessary for a fair statement of results for the interim periods. If all adjustments are of a normal and recurring nature, a statement to that effect should be made. See Instruction 2 to Item 310(b) of Regulation S-B.

Consolidated Statements of Income (Unaudited), page 32

8. Please revise to disclose pro forma income tax and earnings per share information reflecting the pro forma effect of the provision for income taxes on the face of historical statements for the interim periods and fiscal years presented. Refer to SAB Topic 1.B.2.

9.   Reference is also being made to the Consolidated Statements of Income for the period December 31, 2006 and 2005 on page 44. We noted your presentation of compensation costs as direct deduction from revenue as oppose to an operating expense, and your presentation of *Revenues in excess of compensation*. Please explain to us your basis in GAAP for this presentation.

Note 1 – Business and Summary of Significant Accounting Policies

Accounts Receivable – Related Party, page 36

10.   Please refer to note 1 on pages 36 and 48 relating to accounts receivable from related parties. Please explain to us the nature of the transactions that gave rise to these receivables and the payment terms and collection policy relating to them. Also, explain how you consider disclosing this information given the significance of these receivables and your affiliation with the debtors.

Depreciation, page 36

11.   Reference is also being made to the related footnote within the consolidated financial statements for the period December 31, 2006 and 2005 on page 48.We note that depreciation is being computed using an accelerated method. Please disclose the type of accelerated method being used.

Consolidated Financial Statements for the period ended December 31, 2006 and 2005

Note 1 – Business and Summary of Significant Accounting Policies

Principles of Consolidation, page 47

12.   Please refer to note 1 and 3 on page 47 and 50, respectively, relating to the acquisition of AMC Group, LLC ("AMC") by DRH. The disclosure indicates the transaction was accounted for at the net book value of AMC's net assets based on common ownership. Please address the following comments:
   - Clarify whether DRH had any operations, assets or liabilities before the transaction.
   - Using the guidance in EITF 02-5, identify the ownership interest and controlling person, entity or group in DRH and AMC before the transaction, and after the transaction in the combined entity.
   - Explain how you considered each of these facts in your determination of how to account for this transaction and reference the accounting guidance that supports your accounting treatment.

Note 3 – Capital Stock, page 50

13.   With respect to the common stock issued to founding members and management of AMC Group, LLC, please explain to us your basis in GAAP for the value assigned to those shares and the accounting thereof. Also, explain each significant factor contributing to the difference between this value as of the date of issuance and the estimated IPO price.

*   *   *   *

As appropriate, please amend your registration statement and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

T. Michael Ansley
Diversified Restaurants, Inc.
September 6, 2007
Page 5

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant